Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM LIMITED (Stock Code: 762)

(Incorporated in Hong Kong with limited liability under the Hong Kong Companies Ordinance)

ANNOUNCEMENT

The board of directors of China Unicom Corporation Limited, a wholly owned subsidiary of China Unicom Limited, resolved to make an application to the People’s Bank of China for the offering of commercial paper.

China Unicom Limited (the Company) hereby announces that board of directors of China Unicom Corporation Limited (CUCL), a wholly owned subsidiary of the Company, approved a resolution on 24 June 2005 to make an application to the People’s Bank of China (the PBOC) for the offering of commercial paper with the outstanding amount not to exceed RMB10 billion (the CP). The term of repayment of the CP in the proposed offering shall be not more than 365 days. The offering of the CP shall be made within one year from the date on which registration of the application at the PBOC is completed. The Company will make a further announcement after the offering of the CP has been completed.

As at the date of this announcement, the Board comprises of:

Executive Directors:	Chang Xiaobing, Shang Bing, Tong Jilu, Zhao Le, Lo Wing Yan, William and Ye Fengping

Non-executive Director:	Liu Yunjie

Independent Non-executive Directors:	Wu Jinglian, Shan Weijian and Cheung Wing Lam, Linus

By Order of the Board China Unicom Limited Yee Foo Hei Company Secretary

Hong Kong, 24 June 2005